
03029839




SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2003
WASH, D.C. 152 SECTION

PROCESSED
SEP 1 1 2003
THOMSON FINANCIAL

SUPPL

August 21, 2003

Afri-Can
Marine
Minerals
Corporation

4444 St-Catherine Street W.
Suite 201
Westmount, Quebec
Canada
H3Z 1R2

Tel.: (514) 846-2133
Fax: (514) 846-1435
E-mail:
info@afri-canmarine.com
Web site:
www.afri-canmarine.com

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
U.S.A. 20549

Attention: **Division of Corporate Finance:**
Office of International Corporate Finance

Reference: **Afri-Can Marine Minerals Corp. SEC Rule 12g3-2(b) Exemption File 82-3329**
(please note that the name of the company (formerly Nora Exploration Inc.) has changed on March 10, 2000)

Sir/Madam,

We trust the enclosed documentation is satisfactory in meeting our company's current reporting requirements. Please find enclosed a copy of:

- our Third Quarter Consolidated Balance Sheets (unaudited);
- a Form 3 - Notice of Registered Office or Notice of Change of Registered Office received and stamped by Industry Canada (Canada Business Corporations Act) on May 9, 2003.
- a press release.

Please note that on May 9, 2003, our head office was changed from 15 Toronto Street, Suite 600, Toronto, Ontario, M5C 2R1 to 4444 Ste-Catherine Street West, Suite 201, Montreal, Quebec, H3Z 1R2.

Kindly direct any comments or questions to the undersigned.

Sincerely,

Marcel Drapeau,
Corporate Secretary

MD:dm
encls.

dlw 9/8



Afri-Can Marine Minerals Corporation




SEC MAIL PROCESSING
RECEIVED
AUG 29 2003
WASH., D.C.
152
SECTION

Unaudited Consolidated Financial Statements - Third Quarter

As at May 31, 2003

SEC Rule 12g3-2(b) Exemption

Report to Shareholders

During the period, Afri-Can's technical team conducted further analysis of the data from the first two sampling programs and the layout of the future bulk-sampling and pre-feasibility program was completed.

This further analysis has confirmed the diamondiferous nature of Feature #8, and the extent of the mineralization is now well defined within the area sampled. Furthermore, it is now evident that Block J hosts three types of diamondiferous deposits - marine and paleo-surf zone gravel waves, gravel lags and aeolian-fluvial valleys.

The gravels found in the gravel waves contain abundant classic "Orange River Suite of exotic pebbles" such as jaspers, agates, episodites and iron banded stone, which, in such anomalous quantities are important indicators of the presence of diamonds. The gravel waves stand at 125 m below present sea level and are characterized by the presence of large elongated slabs of local bedrock, for which the term "gravel waves" has been coined. Afri-Can is the first company after Namdeb (joint venture between the Namibian Government and De Beers) to discover a gravel waves deposit.

The gravel lags are formed by the formerly "Pleistocene beach" material that was in fact an outcrop of basal Tertiary sandstones and conglomerates, the erosion of which has formed deposition of gravel lags. The significance of the gravel lags discovery cannot be underestimated since, according to De Beers' own published information regarding the middle-shelf deposits:

> "Cemented, diamond-bearing gravels on the dip slopes ridges were flooded during marine transgressive and erosive events. Their consequent reworking produced a lag gravel from the original fluvial and deltaic sediments, increasing the diamond grade by a factor of 4 to 20."

The geology of the aeolian-fluvial valley is similar to the features currently mined by Diamond Fields (Marshall Fork) and Namco.

Furthermore, the significant size of the mineralized and potentially mineralized areas has enhanced the potential added value of Block J. Tabulated below are the areas (in sq. km) of indicated mineralization and potentially mineralized zones within Block J:

Geotype	Indicated mineralized zone (km^2)	Potential Mineralized zone (km^2)	Total (km^2)
Fluvial-aeolian	3.7	0.5	4.2
Gravel lag	2.7	14.8	17.5
Gravel waves	1.4	19.0	20.4
Total	7.8	34.3	42.1

THE WAY FORWARD

Since May 2003, Afri-Can has finalized the layout of its bulk-sampling and pre-feasibility program, which will cover the entire 42.1 sq. km of indicated mineralized and potentially mineralized zones already identified on the Block J concession. The objective of the program is the establishment of mineral resources on Block J, and this in accordance with the CIMM regulations and definitions. The complete program covering 20 target areas has been subdivided into 3 categories and by priority targets. The main 5 targets are areas with proven mineralization where resources should be delineated. The 15 other targets are extensions of the mineralized zones where diamond presence has not yet been proven.

The complete program is designed for the extraction of 1,117 large 10 sq. m samples. The program should be conducted over a period of 6 months at a cost of US $2.8 million. It is important to note that the first five high-priority targets will take 3.5 months to cover at a cost of US $1.6 million.

Our exploration discoveries to date clearly support the continued implementation of our Business Plan, originally created in early 2000 and updated in 2003. Today, Afri-Can is viewed as one of the most active participants in the Southern African marine diamond exploration sector and based on the results of the past year, we look forward to a rewarding future.

We are especially appreciative of the valuable contributions and assistance of our Namibian partners and government authorities. We would like to extend our gratitude to our loyal shareholders for their ongoing support. With them, we look forward to exciting years ahead, as we strive to achieve our prime objective — "The development and exploitation of a world-class diamond resource."

MANAGEMENT'S DISCUSSION AND ANALYSIS

The accompanying consolidated financial statements of Afri-Can Marine Minerals Corp. and all information in this quarterly report are the responsibility of management. The consolidated financial statements were prepared in accordance with generally accepted Canadian accounting principles and, where appropriate, include management's best estimates and judgments. Management has reviewed the financial information presented throughout this report and has ensured it is consistent with the consolidated financial statements.

Management maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable. The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee. The Board of Directors appoints the Audit Committee, and all of its members are non-management directors.

This discussion and analysis of the Corporation should be read in conjunction with the accompanying consolidated financial statements and related notes. Unless expressly stated otherwise, all references to dollar amounts are in Canadian dollars.

Description of operations

Afri-Can is a mineral exploration and development corporation primarily engaged in the acquisition and development of major marine diamond properties. Afri-Can's vision is to find and develop world-class marine diamond resources.

Afri-Can's principal assets are a series of option and joint-venture agreements, signed with different Namibian empowerment groups, giving the Corporation control of 28 marine concessions covering 26,500 square kilometers thus making Afri-Can's combined interest the largest concession area off the coast of Namibia.

Results of operations

For the fiscal period ended May 31, 2003, the Corporation invested $1,002,751 in exploration expenses to increase its understanding of the geology of its concessions and $78,999 to increase its interest in its portfolio of marine concessions (all these amounts include the amortization and capitalization of the ORMME transaction cost).

Furthermore, during the period, the Corporation's operational loss stood at $718,437 or $0.01 per share compared to a loss of $671,641 ($0.01 per share) for the same period last year. The $46,796 (or 7%) increase in operational loss can be explained by a $14,277 (or 2%) increase in general and administrative expenses and a $32,519 (or 75%) increase in other costs.

General and administrative expenses

While the Corporation did encounter a $14,277 increase in its general and administrative expenses during the period, this increase was below budget, and this, even as the Corporation saw its Namibian operations and exploration programs expand during the period.

For the period, the increases in costs related to the following accounts; salaries and fringe benefits; information to shareholders and registration fees; office expenses; and interest and bank charges were more than offset by the savings generated by decreases in public relations and travel expenses. The $14,277 increase in general and administrative expenses for the period was solely caused by the $47,430 increase in cost relating to the operation of a public corporation (corporate governance issues, regulatory costs and audit fees) accounted for in our professional fees.

Others

The $32,519 increase in other costs can be explained by a foreign exchange loss of $82,481 for the period versus a foreign exchange loss of $59,051 for the same period last year.

The Corporation's foreign exchange losses result from the fact that some monetary assets and liabilities of the Corporation are denominated in rand. These assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the date of the transaction, and then re-evaluated at the end of each period to take into consideration the fluctuation of the rand. This creates from time to time a foreign exchange accounting loss that does not result from a cash disbursement and is similar to a depreciation cost, and this is the case presently.

The size of the present foreign exchange loss is the result of the Corporation's decision to withhold payment of a 3 million rand charge from a contractor until certain quality control issues pertaining to the work undertaken by the contractor, have been resolved to the satisfaction of the Board of Directors. As a result, until this issue is resolved, the Corporation's current liabilities of its balance sheet contains a 3 million rand account payable, resulting in the creation of a foreign exchange accounting loss that does not result from a cash disbursement.

Mining Properties

In accordance with its stated goals and objectives, the Corporation invested $78,999 ($157,074 before the ORMME charge) to increase its interest in its portfolio of marine concessions in Namibia during the period.

As a matter of policy, Afri-Can is amortizing the value of the ORMME transaction, resulting in an amortization charge of $78,075 against mining properties in this period.

Exploration and development programs

Afri-Can invested $1,002,751 ($924,676 before the ORMME charge) during the period in exploration, development and maintenance expenses to increase its understanding of the geology of its marine concessions in Namibia. The major work accomplished during the period was the completion of a sampling program on the Block J license area.

As a matter of policy, Afri-Can is capitalizing the value of the ORMME transaction, resulting in a $78,075 increase in the funds attributed to the exploration and development of our concessions.

Working capital

As of May 31, 2003, the Corporation had $15,395 in its treasury and a working capital deficit of $678,117 compared to $780,867 in its treasury and a working capital surplus of $365,680 on August 31, 2002.

The working capital deficit is made up of the following: the previously mentioned 3 million rand account payable equivalent to $527,210 ($431,800 as of August 31, 2002), the general accounts payable of $174,172 ($110,576 as of August 31, 2002), and accrued expenses of $31,300 (26,901 as of August 31, 2002).

The Corporation's current treasury, supplemented by the injection of funds from a private placement that is currently in progress, should be sufficient to support the exploration program planned for the remainder of 2003. The Corporation will continue to monitor the state of the capital markets for its ongoing funding requirements.

Others

The $181,110 increase in dues to directors represents management's latest financial participation in the on-going development of the Corporation.

Capital position

Afri-Can's common shares increased by 2,200,000 during the period with the closing of the $550,000 private placement announced on March 14, 2003.

As of May 31, 2003 Afri-Can had 72,215,975 shares issued and outstanding (valued at $28,416,060), 5,999,541 warrants outstanding and 3,765,000 options outstanding for a fully diluted share position of 81,980,516.

Stock Option Plan

On September 1, 2002, Afri-Can adopted the requirements of the standard of the Canadian Institute of Chartered Accountants (the "CICA") entitled "Stock-Based Compensation and Other Stock-Based Payments". It establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged in the new standard, Afri-Can has chosen to adopt the fair value-based method to record stock options costs using the Black-Scholes model. The cost is recognized at the time of option issuance as an increase in the compensation or professional fees expense and the contributed surplus. When the options are exercised, the proceeds and the contributed surplus are credited to common share paid up capital (please refer to note 1 h) of the accompanying financial statements for details).

For options awarded before September 1, 2002, Afri-Can continues to apply the accounting policy described in Note 1(h) of the 2002 annual consolidated financial statements. The impact of the adoption of the fair value-based method on the consolidated financial statements for the nine months ended May 31, 2003 was an increase of $23,232 in compensation expense, deferred expenses and in contributed surplus.

Commitments

As per the terms of the ORMME agreement, Afri-Can is committed to invest no less than 5% of its exploration expenditures toward employment and training programs. To date, the Corporation has met this commitment through its employment and training of local employees in Namibia. The funds expended for training totaled $22,500, an amount greater than the minimum 5%. These amounts were not segregated in the financial statements but were incorporated in our normal business expenses.

Risk factors

All of the resource properties in which the Corporation has joint-venture agreements are at the exploration stage only and are without a known body of commercial ore or minerals. Marine mineral exploration and development involves a high degree of risk. The long-term profitability of the Corporation's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include the particular attributes of marine mineral deposits, including the quantity and quality of the ore, the cost to develop infrastructure for extraction, the financing cost, the rough diamond prices, as well as the competitive nature of the industry. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Corporation not receiving an adequate return on invested capital.

Substantial expenditures are required for marine exploration programs and the development of reserves. In the absence of cash flow from operations, the Corporation relies on capital markets to fund its exploration and evaluation activities. Capital market conditions and other unforeseeable events may impact the Corporation's ability to finance and develop its projects.

Outlook

The Corporation intends to continue the evaluation and exploration of its properties subject to the availability of financing on acceptable terms. The Corporation intends to finance these activities either through existing financial resources or through additional equity or quasi-equity financing. Based on Afri-Can's ability to raise financing in the past during difficult market periods, management believes it should be able to continue to finance its expenditures through equity financing. However, there can be no assurance that the Corporation will be able to raise such additional equity.

July 14, 2003

(s) Pierre Léveillé

Pierre Léveillé
President and CEO

(s) Bernard J. Tourillon

Bernard J. Tourillon, MBA
Executive Vice-President and CFO

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Financial Statements

For the third quarter ended May 31, 2003

July 14, 2003

Financial Statements

AFRI-CAN MARINE MINERALS CORPORATION
Unaudited Consolidated Balance Sheet

	As at May 31, 2003	As at Aug. 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 15,395	$ 780,867
Short-term investments	-	46,859
Accounts receivable	35,788	73,107
Prepaid expenses	3,382	34,124
	54,565	934,957
Fixed assets (note 2)	35,716	40,976
Mining properties (note 3)	6,966,848	6,887,849
Deferred exploration and development expenses (note 4)	6,145,788	5,143,037
	$ 13,202,917	$ 13,006,819
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 732,682	$ 569,277
	732,682	569,277
Due to directors	240,667	59,557
Shareholders' equity:		
Share capital (note 5)	28,416,060	27,869,272
Contributed surplus (note 5)	147,777	124,545
Deficit	(16,334,269)	(15,615,832)
	12,229,568	12,377,985
Commitments (note 10)		
	$ 13,202,917	$ 13,006,819

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(s) Marcel Drapeau — Director

(s) Bernard J. Tourillon — Director

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Statement of Deferred Expenses

	Quarter Ending May 31		Nine-Month Ending May 31	
	2003	**2002**	**2003**	**2002**
Exploration expenses:				
Project management and consulting fees	$ 104,517	$ 112,443	$ 330,867	$ 346,876
Geological exploration fees	-	-	476,517	851,417
Travelling	14,378	14,124	61,420	26,071
Administrative	20,432	15,871	55,872	80,509
Amortization of the mining properties	26,025	-	78,075	-
Increase in deferred expenses	165,352	142,438	1,002,751	1,304,873
Balance, beginning of period	5,980,436	4,751,701	5,143,037	3,589,266
Balance, end of period	$ 6,145,788	$ 4,894,139	$ 6,145,788	$ 4,894,139

See accompanying notes to consolidated financial statements.

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Statement of Operations and Deficit

	Quarter Ending May 31		Nine-Month Ending May 31	
	2003	**2002**	**2003**	**2002**
General and administrative expenses:				
Professional fees	$ 61,506	$ 52,751	$ 190,038	$ 142,608
Public relations	27,024	48,248	95,449	102,357
Travelling	26,543	50,244	62,858	113,806
Salaries and benefits	25,004	16,459	74,843	57,579
Office	33,418	35,202	91,534	82,586
Investor Relations and Registration fees	35,828	21,629	109,501	108,824
Interest and bank charges	3,529	5,638	12,077	12,201
Depreciation of fixed assets	2,171	2,944	6,514	8,576
	215,023	233,115	642,814	628,537
Other:				
Write-off of mining properties	1	-	1	-
Foreign exchange loss	(37,923)	2,222	82,481	59,051
Interest income	(315)	(3,032)	(5,215)	(15,947)
Miscellaneous	-	-	(1,644)	-
	(38,237)	(810)	75,623	43,104
Net loss	176,786	232,305	718,437	671,641
Deficit, beginning of period	16,157,483	15,074,851	15,615,832	14,635,515
Deficit, end of period	$ 16,334,269	$ 15,307,156	$ 16,334,269	$ 15,307,156
Net loss per share	$ (0.002)	$ (0.004)	$ (0.010)	$ (0.011)
Net loss per diluted share	$ (0.001)	$ (0.003)	$ (0.009)	$ (0.009)

See accompanying notes to consolidated financial statements.

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Statement of Cash Flows

	Quarter Ending May 31		Nine-Month Ending May 31	
	2003	**2002**	**2003**	**2002**
Cash flows from operating activities:				
Net loss	$ (176,786)	$ (232,305)	$ (718,437)	$ (671,641)
Adjustments to:				
Depreciation of fixed assets	2,171	2,944	6,514	8,576
Compensation cost stock option plan	3,340	-	3,340	-
Write-off of mining properties	1	-	1	-
Unrealized exchange loss	(24,994)	-	84,653	-
	(196,268)	(229,361)	(623,929)	(663,065)
Net change in non-cash operating working capital items				
Accounts receivable	41,664	95,671	37,319	83,384
Prepaid expenses	4,641	(11,663)	30,742	(4,200)
Accounts receivable and accrued liabilities	(73,516)	(148,662)	24,650	(157,222)
	(27,211)	(64,654)	92,711	(78,038)
	(223,479)	(294,015)	(531,218)	(741,103)
Cash flows from financing activities:				
Increase (decrease) of amount due to directors	29,998	49,360	59,149	7,575
Promissory notes	(250,900)	-	-	-
Share issuance expenses	(3,212)	(2,125)	(3,212)	(86,537)
Share capital issuance	550,000	256,300	550,000	1,215,098
	325,886	303,535	605,937	1,136,136
Cash flows from investing activities:				
Disposition of short-term investments	-	30,176	46,859	149,802
Acquisition of fixed assets	-	-	(1,254)	(2,562)
Acquisition of mining properties	(37,500)	(15,452)	(157,075)	(135,522)
Deferred exploration and development expenses	(59,408)	(368,686)	(728,721)	(794,266)
	(96,908)	(353,962)	(840,191)	(782,548)
Net increase (decrease) in cash and cash equivalents	5,499	(344,442)	(765,472)	(387,515)
Cash and cash equivalents, beginning of period	9,896	437,204	780,867	480,277
Cash and cash equivalents, end of period	$ 15,395	$ 92,762	$ 15,395	$ 92,762

See accompanying notes to unaudited consolidated financial statements.

AFRI-CAN MARINE MINERALS CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the third quarter ended May 31, 2003

The Corporation, incorporated under the Canada Business Corporations Act, is involved in the mining industry.

The Company holds mining properties at the exploration stage in Namibia. The recoverability of amounts shown for mineral properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

1. Significant accounting policies:

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Noragem (Pty) Limited, a Namibian company.

(b) Cash and cash equivalents:

Cash and cash equivalents are restricted to investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less.

(c) Short-term investments:

Short-term investments are recorded at the lower of cost and market value.

(d) Fixed assets:

Fixed assets are accounted for at cost and depreciation is based on their useful life according to the following method and annual rates:

Asset	Method	Rate
Furniture and office equipment	Declining balance	20%
Computer equipment	Declining balance	30%

(e) Mining properties and deferred exploration and development expenses:

Costs related to the acquisition, exploration and development of mining properties are capitalized by property until the beginning of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. If it is determined that capitalized acquisitions, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value.

1. Significant accounting policies (continued):

(e) Mining properties and deferred exploration and development expenses (continued):

The recoverability of amounts recorded for mining properties and deferred exploration expenses is dependent upon the discovery of economically recoverable reserves, confirmation of the Corporation's interest in the underlying mining titles, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. The amounts shown for mining properties and deferred exploration expenses do not necessarily represent present or future values.

(f) Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the balance sheet. Revenue and expense items are translated monthly at the average exchange rate of the period. Translation gains and losses are included in earnings.

Monetary assets and liabilities of the Corporation's subsidiary, considered as an integrated entity, are translated at rates in effect at the balance sheet date, whereas non-monetary assets and liabilities are translated at rates prevailing at their respective transaction dates. Revenues and expenses are translated at average rates prevailing during the year except for depreciation and amortization which are translated at rates prevailing at the dates the related assets were acquired. Translation gains and losses are included in earnings.

(g) Net loss per share:

Net loss per share is calculated using the weighted average number of outstanding shares during the year.

(h) Stock-based compensation plan:

The Corporation has a stock-based compensation plan, which is described in note 5. No compensation expenses were recognized for this plan when stock options were granted to employees. Prior to September 1, 2002, any consideration paid by employees on exercise of these stock options were credited to share capital.

In November 2001, the Accounting Standards Board of Canadian Institute of Chartered Accountants ("CICA") issued new standards for stock-based payments (Section 3870, Stock-Based Compensation and Other Stock-Based Payments), which are effective for fiscal years beginning on or after January 1, 2002. This section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock based payments made to non-employees must be systematically accounted for in the company's financial statements. These standards define a fair value-based method of accounting and encourage companies to adopt this method of

1. Significant accounting policies (continued):

(h) Stock-based compensation plan: (continued)

accounting for their stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. The fair value of the stock options is evaluated on the grant date using the Black-Scholes model. The cost is recognized as an increase to the compensation expense and professional fees and to contributed surplus.

As encouraged in the new standard, the company has chosen to adopt the faire value-based method to record all stock options awarded to employees and non-employees subsequent to September 1, 2002. For the options granted before September 1, 2002, the corporation used the accounting standards described above.

The fair value on the grant date of the options awarded in 2003 was estimated at $0.22 using the Black-Scholes model. The following assumptions were used:: i) a risk-free interest rate of 3.13% , ii) an expected average life of options of four years, and iii) an expected volatility of 98%.

The impact of the adoption of the fair value-based method on the consolidated financial statements for the nine months ended May 31, 2003 was an increase of $23,232 in compensation expense, deferred expenses and in contributed surplus.

(i) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. Fixed assets:

			May 2003
	Cost	Accumulated depreciation	Net book value
Furniture and office equipment	$ 50,074	$ 30,896	$ 19,178
Computer equipment	53,831	37,293	16,538
	$ 103,905	$ 68,189	$ 35,716

AFRI-CAN MARINE MINERALS CORPORATION

Notes to Consolidated Financial Statements, Continued

For the third quarter ended May 31, 2003

2. Fixed Assets (continued):

		August 2002	
	Cost	Accumulated depreciation	Net book value
Furniture and office equipment	$ 50,074	$ 28,682	$ 21,392
Computer equipment	52,577	32,993	19,584
	$ 102,651	$ 61,675	$ 40,976

3. Mining properties:

		Balance as at Aug. 31, 2002	Addition (Write-off)	Amortization	Balance as at May 31, 2003
Namibia - Namibian Gemstone	(1)	$ 5,235,181	$ -	$	$ 5,235,181
Namibia - Block B Quando (option)	(2)	163,245	-		163,245
Namibia - Block J Woduna (option)	(3)	776,632	119,575		896,207
Namibia - Block K Tsondab		1,637	-		1,637
Namibia - Block M Kuvelai (option)	(4)	20,044	-		20,044
Namibia - Block N Karas (option)	(5)	57,080	-		57,080
Ghana-Kade		1	(1)		-
Canada - East Leitch		1	-		1
Namibia - Other		9,028	-		9,028
Angola			37,500		37,500
Mining Properties expense	(6)	625,000	-	(78,075)	546,925
		$ 6,887,849	$ 157,074	$ (78,075)	$ 6,966,848

(1) As at May 31, 2003, the Corporation has an interest of 60% (60% as at August 31, 2002) in the diamond concessions - Namibian Gemstone. Under an option and joint venture agreement entered into with Namibian Gemstone Mining Corporation (Pty) Limited, the Corporation has an option to acquire an additional interest of up to 20% by making a payment of US$1,440,000.

(2) As at May 31, 2003, the Corporation has an interest of 30% (30% as at August 31, 2002) in the diamond concession known as Quando (Block B). Under an option agreement with Together Quando Mining Consortium (Pty) Ltd., the Corporation has the exclusive right to increase its interest to 80% against payments and exploration expenditures. According to this agreement, the Corporation can earn an additional 30% interest by carrying out resources-delineation and bulk sampling programs and by paying NA$270,000 (CDN$43,500) combined with the issuance of 200,000 shares to Together. Finally, Afri-Can

3. Mining properties (continued):

shall earn an additional 20% undivided interest by paying, no later than 90 days following the completion of a bulk sampling program, NA$170,000 (CDN$27,400) combined with the issuance of 100,000 shares to Together.

(3) As at May 31, 2003, the Corporation has a 70% interest (60% as at August 31, 2002) in the diamond concession known as Woduna (Block J).

(4) As per a joint venture agreement with Kuvelai Delta Mining Company (Pty) Ltd., the Corporation has the exclusive right to acquire a 55% interest in the diamond concession known as Kuvelai (Block M) against payment and exploration expenditures. The Corporation will earn a 30% undivided interest by paying NA$250,000 (CDN$40,300) and by carrying out a geophysical survey for a maximum amount of NA$800,000 (CDN$129,000). The Corporation shall also earn an additional 25% undivided interest by paying NA$625,000 (CDN $100,800) to Kuvelai no later than one year following the approval of the agreement by the authorities.

(5) As at May 31, 2003, the Corporation has a 30% interest (30% as at August 31, 2002) in the diamond concession known as Karas (Block N). As per the joint venture agreement with Karas Minerals Holding (Pty) Ltd., the Corporation has the exclusive right to increase its interest up to 55%. Furthermore, Afri-Can could earn an additional 25% undivided interest by paying NA$600,000 (CDN $96,800) to Karas no later than one year following the approval of the agreement by the authorities.

(6) On November 21, 2001, the Corporation entered into an agreement with Ototinana Regional Marine Mineral Exploration (Pty) Ltd. ("ORMME"), a not-for-profit Namibian corporation held directly by the regional council of the Oshikoto, Ohangwena, Oshana and Omusati regions. According to this agreement, the Corporation issued 2,500,000 common shares to ORMME and, in consideration, the minister of Mines and Energy of Namibia granted the Corporation a clause of non-reduction of the area of all Namibian concessions for the next three periods of two years. The amount of $625,000 allocated to the 2,500,000 common shares will be amortized over the remaining duration of the agreement and will be included in the deferred exploration and development expenses.

4. Deferred exploration and development expenses:

	Balance as at Aug. 31, 2002	Addition	Write-off	Balance as at May 31, 2003
Namibia - Namibian Gemstone	$ 2,619,794	$ 86,905	$ -	$ 2,706,699
Namibia - Block B Quando (option)	488,386	15,208	-	503,594
Namibia - Block J Woduna (option)	1,858,534	876,100	-	2,734,634
Namibia - Block K Tsondab (option)(1)	48,185	10,587	-	58,772
Namibia - Block M Kuvelai (option)	26,821	7,723	-	34,544
Namibia - Block N Karas (option)	101,317	6,228	-	107,545
	$ 5,143,037	$ 1,002,751	$ -	$ 6,145,788

(1) As per a joint venture agreement with Tsondab Gem Exploration (Pty) Ltd., the Corporation has the exclusive right to acquire a 70% interest in the diamond concession known as Tsondab (Block K). The Corporation will earn a 20% undivided interest by paying NA$1,000,000 (CDN$161,200). Furthermore, the Corporation will earn an additional 10% undivided interest by paying NA$1,000,000 (CDN$161,200) to Tsondab no later than six months following the approval of the agreement by the authorities. Finally, the Corporation will earn four additional 10% undivided interests by paying NA$500,000 (CDN$80,600) for each one no later than 18 to 36 months following the approval of the agreement by the authorities.

5. Share capital:

Authorized:

An unlimited number of common shares, voting, without par value.

Issuance:

During the period/year, the Corporation issued common shares as follows:

	As at May 31, 2003		As at August 31, 2002	
	Quantity	Amount	Quantity	Amount
Balance, beginning of year	70,015,975	27,869,272	55,422,992	$ 23,941,861
Paid in cash	2,200,000	550,000	9,799,083	2,732,435
Exercise of warrants	-	-	775,545	308,118
Exercise of share purchase options	-	-	50,000	10,500
Acquisition of mining properties	-	-	3,162,640	780,660
Conversion of a promissory note	-	-	805,715	282,000
Share issuance expenses	-	(3,212)	-	(186,302)
Balance end of period	72,215,975	28,416,060	70,015,975	$ 27,869,272

AFRI-CAN MARINE MINERALS CORPORATION

Notes to Consolidated Financial Statements, Continued

For the third quarter ended May 31, 2003

5. Share capital (continued):

Common share purchase options:

The Corporation maintains a stock option plan ("Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors of, or consultants to, the Corporation options to acquire common shares in such numbers, for such terms and at such exercise prices as may be determined by the Board.

The plan provides that the maximum number of common shares in the capital of the Corporation that may be reserved for issuance under the stock option plan shall be equal to 4,228,746 (4,228,746 as at August 31, 2002) common shares and that the maximum number of common shares, which may be reserved for issuance to any one optionee pursuant to share option, may not exceed 5% of the common shares outstanding at the time of grant. The option's maximum term is 5 years from grant.

The option exercise price is established by the Board of Directors and may not be lower than the market price of the common shares at the time of grant.

A summary of changes in the Corporation's common share purchase options is presented below:

	May 31, 2003		August 31, 2002	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of year	4,195,000	$ 0.36	4,268,746	$ 0.40
Granted	145,000	0.25	545,000	0.35
Expired	(575,000)	0.56	(418,746)	0.78
Cancelled	-	-	(150,000)	0.21
Exercised	-	-	(50,000)	0.21
Balance end of period	3,765,000	$ 0.28	4,195,000	$ 0.36

AFRI-CAN MARINE MINERALS CORPORATION

Notes to Consolidated Financial Statements, Continued

For the third quarter ended May 31, 2003

5. Share capital (continued):

Options exercisable as at May 31, 2003:

Number	Exercise price	Expiry date
70,000	0.23	0.5 year
1,205,000	0.33 to 0.36	0.8
500,000	0.25	1.6
1,180,000	0.36	1.8
120,000	0.25 to 0.35	2.5
20,000	0.25	3.0
545,000	0.35	3.7
125,000	0.25	4.8
3,765,000		

Warrants:

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows:

	May 31, 2003		August 31, 2002	
	Number of warrants	Average exercise price	Number of warrants	Average exercise price
Balance, beginning of year	10,121,686	$ 0.34	13,683,145	$ 0.32
Issued	1,100,000	0.30	4,899,541	0.38
Exercised	-	-	(775,545)	0.30
Expired	(5,222,145)	0.31	(7,685,455)	0.33
	5,999,541	$ 0.36	10,121,686	$ 0.34

5. Share capital (continued):

Warrants exercisable as at May 31, 2003:

Number	Exercise price	Expiry date
1,592,250	0.33	July 2003
390,625	0.42	September 2003
2,916,666	0.40	January 2004
1,100,000	0.30	April 2006
5,999,541		

During the 2000 fiscal year, the Corporation had sold 2,000,000 stock warrants for $200,000. From those, 754,545 were exercised in 2002 and an amount of $75,455 related to the exercised warrants has been transferred to the share capital. The stock warrants that were not exercised fell due in February 2002. An amount of $124,545 resulting from the expiry of the stock warrants was transferred into a contributed surplus account.

6. Statement of cash flows:

	2003	2002
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest	$ 5,676	$ 7,723
Non-cash financing and investing activities:		
Deferred expenses financed through issuance of due to directors	121,961	-
Acquisition of mining properties through issuance of shares	-	155,660
Deferred expenses financed through accounts payable	54,102	510,607
Issuance of shares following conversion of promissory note	-	282,000
Amortization of the mining properties	78,075	-
Deferred expenses financed through compensation cost, stock option plan	19,892	-

7. Financial instruments:

Fair value of financial instruments:

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities approximates their fair value because of the short-term maturity of those instruments.

8. Environment:

The Corporation's operations are subject to governmental laws and regulations regarding environmental protection. The environmental consequences are hardly identifiable as to the outcome, impact, or time frame. At the date of the consolidated financial statements, and to the best knowledge of its management, the Corporation is in conformity with the laws and regulations. Restoration costs will be accrued in the financial statements only when they can be reasonably estimated and then, will be charged to operations.

9. Related party transactions:

The Corporation carried out the following transactions, with its directors or with companies whose directors and shareholders are also directors of the Corporation:

	2003	2002
Professional fees	$ 69,685	$ 98,140

The transactions are made in the normal course of operations of the Corporation and are measured at the exchange value which is the amount agreed upon by both parties involved in the transactions. Amounts due to directors are non-interest bearing, with no specific terms of repayment.

10. Commitments:

Following the agreement with Ototinana Regional Marine Mineral Exploration (Pty) Ltd. ("ORMME"), the Corporation is committed to invest not less than 5% of its exploration expenditures toward employment and training programs in various sectors of the economy related to its mining venture. In addition, upon starting commercial production, the Corporation is committed to finance a special goodwill grant of 1% of its gross sales generated from the production of its Namibian Marine diamond EPLs.



August 18, 2003, Montreal, Quebec
Press release – for immediate distribution

Symbol: AFA (TSX VENTURE)
Shares outstanding: 72,215,975

AFRI-CAN MARINE MINERALS CORPORATION TO PROCEED WITH PRIVATE PLACEMENT AGREEMENTS

Afri-Can Marine Minerals Corporation announces that the corporation will proceed with private placement agreements totaling $2,500,000, of which $ 2,300,000 has already been committed.

The private placement will comprise a maximum of 12,500,000 units priced at $0.20 per unit. Each unit consists of one share and one-half of one non-transferable warrant. Each full warrant will entitle the holder to purchase one common share at $0.30 for a period of three years from the date of closing. The placement is subject to regulatory approval.

Proceeds from the private placement will be used to further development of the corporation's marine diamond concessions. Plans for a sampling program are currently being finalized and details of this program will be released in the coming weeks.

Afri-Can Marine Minerals Corp. is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

The TSX Venture Exchange (TSX) does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Investor Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-can.com
WEB SITE: www.afri-can.com



SEC MAIL PROCESSING
RECEIVED
AUG 29 2003
WASH. D.C. 152 SECTION



Industry Canada Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions



SEC Rule 12g3-2(b) Exemption

FORM 3
NOTICE OF REGISTERED OFFICE OR NOTICE OF CHANGE OF ADDRESS OF REGISTERED OFFICE
(SECTION 19)

FORMULE 3
AVIS DE DÉSIGNATION OU DE CHANGEMENT D'ADRESSE DU SIÈGE SOCIAL
(ARTICLE 19)

1 -- Name of the Corporation - Dénomination sociale de la société	2 -- Corporation No. - N° de la société
Afri-Can Marine Minerals Corp. / Afri-Can, Société de minéraux marins	174513-1

3 -- Province or territory in Canada where the registered office is situated (or to be situated). (This province or territory must be the same as the one listed in the Articles.) — La province ou le territoire au Canada où se situe (ou se situera) le siège social. (Il doit correspondre à la province ou au territoire indiqué dans les statuts.)

Province of Québec

4 -- Street address of Registered Office - Adresse civique du siège social

4444 Ste-Catherine St. West
Suite 201
Montreal, Quebec H3Z 1R2

(and mailing address, if different from that of registered office) - (si l'adresse postale diffère de celle du siège social)

CAUTION: Address of registered office must be within the province or territory that is described in the Articles at Item 3; otherwise an amendment to the Articles is required, using Form 4, in addition to this form (see paragraph 173(1) b) of the Act).

AVIS : L'adresse du siège social doit se situer dans les limites de la province ou du territoire indiqué dans les statuts à la rubrique 3. Sinon, il faut modifier les statuts en déposant la formule 4, en plus de la présente formule (voir l'alinéa 173(1) b) de la Loi).

5 -- Effective Date of Change - Date de prise d'effet

May 1, 2003

6 -- Previous Address of Registered Office - Adresse précédente du siège social

5 Toronto Street, Suite 600
Toronto, Ontario Canada
M5C 2R1


REÇU
RECEIVED
LSARF/CBCA

Date	Signature	7 -- Capacity of - En qualité de
May 1, 2003	[signature]	Secretary
For Departmental Use Only / À l'usage du ministère seulement — Filed / Déposée MAY 9 2003	Printed Name - Nom en lettres moulées: Marcel Drapeau	

